Exhibit 99.1

New Bragg Content Rollout Continues with Launch at Rush Street Interactive’s Betrivers.com in New Jersey

Debut for Bragg’s proprietary Atomic Slot Lab studio in New Jersey with RSI’s BetRivers follows successful rollouts with the operator in Ontario and Michigan

TORONTO, December 1, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and technology with Rush Street Interactive (NYSE: RSI) (“RSI”) in New Jersey, further expanding the Company's reach in the U.S. RSI is one of the leading iGaming operators in the U.S., Canada and Latin America.

Exclusive content from Bragg’s Atomic Slot Lab studio is now available to RSI’s New Jersey customers at Betrivers.com, following the first launch of Bragg’s new Remote Games Server (“RGS”) technology in the state.

The new deployment will enable further titles from Bragg’s new U.S. content roadmap to rollout including more games from proprietary studios Atomic Slot Lab and Indigo Magic, as well as exclusive content from Galaxy Gaming, Bluberi and Incredible Technologies and next year titles from Bragg’s recently announced partner studios Sega Sammy Creation, King Show Games and Gaming Arts.

The roll-out with RSI in New Jersey is an extension of an existing collaboration between the two online gaming companies in North America, with Bragg launching its new RGS technology and content with the operator in Ontario and Michigan earlier this year.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.6 billion in Gross Win in 2022, making it the largest regulated iCasino market in the U.S.

Lara Falzon, President and Chief Operating Officer for Bragg Gaming Group, said: “We already see strong demand for our games in New Jersey, where our Wild Streak Gaming and Spin Games studios have been live for several years. Now this rollout of our new RGS technology in the market with RSI’s BetRivers brand unlocks our rich new U.S. content roadmap to a new group of players.

“We are pleased to extend our long-standing partnership with Rush Street Interactive whose well-established brands and broad reach make it the perfect partner for us as we set out to further grow our presence in North America and introduce our premium content to local audiences.”

Richard Schwartz, Chief Executive Officer at Rush Street Interactive, said: “From our experience of working with Bragg in a number of markets, we know that its slot content is of the highest quality and resonates well with our players. We are pleased to launch the portfolio in New Jersey at Betrivers.com to further enhance and strengthen our partnership and bring our BetRivers customers more best-in-class casino content.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

About Rush Street Interactive

RSI is a trusted online gaming and sports entertainment company focused on markets in the United States, Canada and Latin America. Through its brands, BetRivers, PlaySugarHouse and RushBet, RSI was an early entrant in many regulated jurisdictions. It currently offers real-money mobile and online operations in thirteen U.S. states: Pennsylvania, Illinois, New Jersey, New York, Connecticut, Maryland, Michigan, Indiana, Virginia, Colorado, Iowa, West Virginia, Arizona and Louisiana, as well as in the regulated international markets of Ontario, Canada, Colombia and Mexico. RSI offers, through its proprietary online gaming platform, some of the most popular online casino games and sports betting options in the United States. Founded in 2012 in Chicago by gaming industry veterans, RSI was named the 2022 EGR North America Awards Operator of the Year, Customer Services Operator of the Year and Social Gaming Operator of the Year, and the 2021 SBC Latinoamérica Awards Sportsbook Operator of the Year. RSI was the first U.S.-based online casino and sports betting operator to receive RG Check iGaming Accreditation from the Responsible Gaming Council. For more information visit www.rushstreetinteractive.com

Contacts

Media:

Lisa Johnson

(609) 788-8548

lisa@lisajohnsoncommunications.com

Investors:

ir@rushstreetinteractive.com